Gridsum Holding Inc.

Jade Palace Hotel Office Building, 8th Floor

76 Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

March 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Gridsum Holding Inc.

Request for Withdrawal of Registration Statement on Form S-8

File No. 333-215368

CIK No. 0001647338

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Gridsum Holding Inc., a Cayman Islands company (the “Company”), hereby requests that the Registration Statement on Form S-8 (File No. 333-215368), originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on December 30, 2016, together with all exhibits thereto (the “Registration Statement”) be withdrawn effective immediately. None of the Company’s securities has been sold in connection with the offering covered by the Registration Statement.

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Company intends to file a new registration statement on Form S-8 to replace the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a).

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. The Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (File No. 333-215368) as soon as reasonably practicable.

Please send a copy of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Fenwick & West LLP, via facsimile at (650) 938-5200, attention: Horace L. Nash.

Should you have any questions regarding this matter, please do not hesitate to contact Horace L. Nash at (650) 335-7934. Thank you for your assistance with this application for withdrawal.

Sincerely,

Gridsum Holding Inc.

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Chairman and Chief Executive Officer